Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: December 15, 2021

ARTICLE

Kin ‘proved its model works’ through its high customer retention: CEO Harper

December 15, 2021
By Giovanna Bellotti Azevedo

InsurTech Kin CEO Sean Harper said his company has proven its ability to generate positive unit economics through its low churn rate and is now in a strong position to grow at scale.

In an interview with Inside P&C, Harper said that his company’s customer acquisition costs, relative to revenue per customer, are “pretty low, compared to other InsurTechs like Lemonade, for example.”

“[Kin’s]LTV/CAC ratio is really high, and that is driven by our low churn rate,” he said. “Our churn rate is really low, on a $1 basis, it is very close to zero, so far this year.”

The lifetime value (LTV) and customer acquisition costs (CAC) ratio compares the value of a customer over their lifetime, compared to the cost of acquiring them. Customer retention has continued to be an uphill battle for prominent InsurTechs, as customer acquisition costs remain hard to rein in amid high levels of churn.

“We’ve proven the model, and now we are in the position of scaling it really fast, as fast as we can, without being irresponsible.”

The executive added that Kin demonstrated solid growth, writing about $25mn in premium last year, and is on pace to write around $100mn in premium this year.

The executive was speaking to this publication shortly after it completed the acquisition of a shell company that holds licenses in 43 states. The deal will allow Kin to significantly ramp up its expansion drive, focusing in particular on serving catastrophe-prone states, the chief executive said.

Kin disclosed select preliminary operating results through to November 30 and reported $90.7mn in total managed premiums year-to-date, more than four times the $21.2mn reported last year.

Again, Harper attributed his company’s growth to its high retention rates.

“For us, the math works really well, because we spend about $500 to get a customer and our customers generate for us a little bit more than $500 gross profit per year, so we are about breaking even in the first year.”

“When I think about next year, I kind of almost have $100mn [in premiums] lined up already,” he said. “Which is pretty nice, because I'm going to try to do $250mn next year; that is our goal.”

On Kin’s director-to-consumer (DTC) model, Harper said that investors see it as “the future of most financial consumer products, and insurance is not unique in that sense.”

To be sure, InsurTech Slide, for example, plans to market its products through the agency channel, CEO Bruce Lucas told this publication. In a recent interview with Inside P&C, Lucas stuck a deeply bearish tone on the DTC route many of his InsurTech peers have taken, saying he didn’t think it was possible for an InsurTech selling direct to consumers to turn a profit.

Fighting the InsurTech 'bucket'

Kin’s combination agreement with blank-check company Omnichannel Acquisition Corp, announced back in July, has been pushed back to at least early next month, after initially targeting a fourth quarter close.

Market reception for the first cohort of public InsurTech debutants has been mixed. Lemonade is 45% up from its initial offer price but is down 63% year-to-date. Root’s shares are down 80% year-to-date, while Metromile plummeted 85%, and Hippo nosedived 76% year-to-date, respectively.

Sources have indicated to this publication that the poor stock performance of some of these companies have encouraged investors to step back and take a closer look at profitability before taking other InsurTechs public.

On his peer’s stock performance, Harper said: “that’s just kind of how the stock market works, right? It tends to move in crowds, people follow each other.”

“It doesn’t change things for us, we are still focused on the fundamentals of the business, making sure that we are still growing, that our unit economics are good. We will just do the best that we can with respect to convincing investors that we are different.”

When asked if he was worried that his company would be “bucketed” with underperforming public InsurTechs, Harper recognized that a lot of these companies do look similar, if looked at from a “zoomed out” perspective. “They are all doing insurance, they are all new companies, and they are all kind of ‘techy’,” he said.

“But then, when you zoom in, and you focus on the details, you will see their differences,” he continued. “But not everyone takes the time to do that. A lot of people just look at [it] and say ‘the sector is down, we’re not interested.’”

However, Harper said that many investors do want to understand the differences, and are looking for an opportunity. “They are trying to find the company that they think will outperform,” he added.

A lot of these investors are actually very well-informed, Harper said, adding that “it might be that I am just not talking to the ones that are not well-informed.

He went on to say that investors looking into the InsurTech space are curious about loss ratios, unit economics, differentiation, and the technology.

“I think people probably are interested in positive economics, and they want to understand in detail how the economics are calculated.”

Kin’s CEO went on to say that his company’s strategy differs from other InsurTechs that have gone public, “because if you look at some of them, like Hippo, Lemonade, Metromile, Root – all those of companies didn’t really have positive unit economics, he said, “[and] they still don’t.”

According to Harper, some of his InsurTechs peers chose to go down a different path, which he called the “blitzscaling” — scaling their ceiling “really fast”, without improving their unit economics.

“It’s just a different way to do it,” he said. “A little bit more of a riskier way to do it.”

[End of article.]

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov... In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at sec.report, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F. Kennedy Parkway, Millburn, NJ 07078.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the fourth quarter of 2021. Upon closing, the combined public company will be named Kin Insurance Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”. Additionally, closing of Kin’s acquisition of an inactive insurance carrier with licenses in more than 40 states is still expected in the fourth quarter of 2021.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com

4